FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                 No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitles “ BBVA Banco Franés reports second quarter earnings for fiscal year 2004”	1

Buenos Aires, February 5, 2004

To:	Buenos Aires Stock Exchange

Securities Exchange Commission

Mercado Abierto Electrónico S.A.

Re: Acquisition of Shares of Francés Administradora de Inversiones S.A.

We hereby inform that on February 4, 2004, BBVA Banco Francés S.A. acquired from Banco Francés (Cayman) Ltd. 5% of the capital stock of Francés Administradora de Inversiones S.A. (FADISA), represented by 5,000 shares, with a par value of one Argentine Peso per share, for the amount of five hundred eighty thousand Argentine Pesos (Ps. 580,000).

CONTACT:

María Elena Siburu de López Oliva
Investor Relations Manager
Phone: (5411) 4341 5035
E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

August 11, 2004

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED SECOND QUARTER EARNINGS FOR FISCAL YEAR 2004

Executive summary

•	The second quarter of fiscal year 2004 brought a strong improvement in the operating income of BBVA Banco Francés, which grew from a Ps.142.6 million loss and a Ps.10.3 million gain registered in the June 2003 and March 2004 quarter, respectively, to a Ps.106.2 million gain as of the present quarter. Higher Net financial income was led by the consolidation of a positive spread combined with an increasing intermediation volume, as private sector loan portfolio continued to recover during the present quarter- with personal loans and credit cards growing 15%, in the retail segment, and advances and notes discounted growing 98% and 52%, respectively, in the corporate segment.

•	Strong fee income and lower expenses also contributed to the improvement in the operating income, which in turn benefited from a lower loan loss provision charge. Efficiency continued its positive trend, moving from a 53.3% ratio as of the previous quarter to 59.1% as of the June 2004 quarter, reinforcing the Bank’s commitment towards it.

•	On the back of its business model and its solid image, BBVA Banco Francés maintains its leading position among private sector banks measured by deposits, with a 10.2% market share in private sector deposits as of June 30, 2004.

•	Asset quality steadily improved since the beginning of the crisis, to reach a 2.16% non-performing ratio, on considering total financing, with a 83.39% coverage ratio.

•	BBVA Banco Francés reduced 5% (Ps.405 million) its Public sector exposure, during the second quarter of 2004.

•	As of June 30, 2004 BBVA Banco Francés had Ps.1,298 million in total networth with an excess of Ps.884 over minimum capital requirements in accordance with Central Bank’s regulations. Furthermore, the Bank is currently the process of a capital increase of up to Ps.385 million, as approved by the Shareholders Meeting held last April.

Second quarter of fiscal year 2004

Economic activity slowed down in the second quarter of 2004. Both industrial production and construction contracted in seasonally adjusted terms in April and resumed growth in the subsequent months at a slower pace than in the first quarter. Thus, in seasonally adjusted terms manufacturing activity fell by 1.3% compared to the first quarter while construction grew only 0.9% vis-à-vis a healthier rithm of 4% in the first period.

In spite of lower growth, tax revenues exceeded all previous records in May, when Income Tax falls due for most corporations and individuals, with Ps.12.6 billion in collections. Fiscal revenues also benefited from increasing VAT revenues while export taxes remained high as soybean prices only begun to fall in July. As expenditure increases continued to lag behind, the primary fiscal surplus rose to Ps.7.86 billion or 1.8% of GDP in the second quarter of 2004. In the first half of the year, the accumulated primary surplus exceeds the target agreed on with the IMF for the full year by 18%.

The energy shortage had a relatively low impact on inflation as public services prices for consumers remained unchanged. However, food and beverage, cigarettes and other private services prices continued to adjust and the CPI index rose 2.2% in the second quarter compared to a milder 1.1% in the first quarter. On an annualized basis, inflation remains within the 7-11% range targeted by the Central Bank.

Interest rates did not reflect the upward trend in inflation expectations and remained on average at 2.4% p.a. for a 30 day CD. Total deposits, both peso and dollar denominated, increased strongly (10.8%) over March 2004. Private sector deposits, however, remained practically unchanged as deposits flowed into government accounts in public banks due to the heavy tax deadlines of the second quarter and the increased fiscal solvency. On the other hand, credit to the private sector grew strongly for the first time in five years during this period and between June and March total loans increased 8.7%. Growth in the consumer segment (3.8% during the period) was led by personal loans and credit card financing, while mortgages continued to contract. Once again, increases were stronger in the corporate and middle market segments (15%).

Partially due to FX volatility in Brazil and in spite of seasonally high exports, the Argentine peso depreciated slightly from a Ps. 2.86/U$S monthly average in March to Ps. 2.96/U$S average in June (BCRA reference rate). The Central Bank continued to intervene heavily in the FX market purchasing U$S 2,465 million from the private sector in the second quarter. The Monetary Base expanded only by Ps.2,996 million since the public sector and the banking sector (cancelling rediscounts and in the newly created repo market) continued to act as contractionary factors.

The Business:

BBVA Banco Francés is one of the leading private banks in Argentina, ranking first in deposits and third in assets in the financial system, with aproximately Ps.8.3 billion and Ps.13.3 billion, respectively as of June 2004. Banco Francés’ strong corporate culture, with its customers and its team of professionals as cornerstones, enhances the Bank’s franchise differentiation.

During 2002 and 2003 the Bank focused its commercial activity in transactional business as an alternative source of income and gradually resumed lending activity by the end of last fiscal year. During the last 12 month period, financing returned through overdrafts, personal loans and credit card financing in the retail segment and through short-term financing – including the one-year term – such as notes discounted, working capital financing, investment-banking products - such as trustees – and some longer term transactions in the corporate segment. Net private loan portfolio grew Ps.182.2 million in the last semester of present fiscal year.

The Bank keeps improving efficiency targeting higher fee revenues and lower costs for 2004 and faces the challenge of reestablishing Net Financial Income as the most important source of income on the back of rebuilding its private sector loan portfolio.

Presentation of Financial Information

It is important to note that:

•	All foreign currency transactions accounted for at a free exchange rate as of June 30 have been translated into pesos at the exchange rate reference of Ps. 2.9607 = US$ 1.00 published by the Central Bank on that date.

•	This press release contains non-audited information that consolidates only the banking activities on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investmens, respectively.

•	For the sake of comparison, page 16 of this press release contains the balance sheet of BBVA Banco Francés including Banco Francés Cayman - which was sold in March 2004 - by the equity method for the previous quarters.

SECOND QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Net Financial Income	156,491	88,269	(48,755)	77.29%	-420.97%
Provision for loan losses	(1,671)	(18,753)	(15,534)	-91.09%	-89.24%
Net income from services	70,336	67,467	55,976	4.25%	25.65%
Administrative expenses	(118,926)	(126,676)	(134,327)	-6.12%	-11.47%
Operating income	106,230	10,307	(142,640)	930.66%	174.47%
Income (loss) from equity investments	8,197	19,082	2,658	57.04%	208.39%
Income (Loss) from Minority interest	129	736	631	-82.47%	-79.56%
Other income/expenses	(117,238)	127,893	265,564	-191.67%	-144.15%
Income tax	(11,514)	(188,351)	(133,435)	-93.89%	-91.37%
Net income for the period	(14,196)	(30,333)	(7,222)	-53.20%	96.57%
Net income per share (2)	-0.04	-0.08	-0.03	-53.20%	96.57%
Net income per ADS (3)	-0.12	-0.25	-0.10	-53.20%	96.57%

(1)	Exchange rate: 2.9607 Ps. = 1 US$
(2)	Assumes 368,128,432 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

The strong recovery in the Operating income was mainly driven by a higher Net financial income. Furthermore, during the present quarter, the Operating income also benefited from an improvement in efficiency, derived from a 4.3% growth in Net income from services – 25.7% compared to the same quarter of the previous fiscal year – and a 6.1% reduction in Administrative expenses – 11.5% as compared to June 2003.

Other income/expenses for the second quarter of fiscal year 2004 reflected a Ps.117.2 million loss, against a Ps.127.9 million gain and a Ps.265.6 million gain registered during the March 2004 and June 2003 quarters, respectively, mainly due to extraordinary gains registered during the previous quarters. Net income for the quarter ended June 30, 2004, accounted for a Ps.14.2 million loss, compared to a Ps.30.3 million loss registered in the previous quarter.

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Return on Average Assets (1)	-0.42%	-0.84%	-0.19%	49.98%	-119.62%

Return on Average Shareholders´Equity (1)	-4.20%	-7.68%	-1.55%	45.38%	-171.47%

Net fee Income as a % of Operating Income	31.01%	43.32%	775.18%	-28.42%	-96.00%

Net fee Income as a % of Administrative Expenses	59.14%	53.26%	41.67%	11.05%	41.93%

Adm. Expenses as a % of Operating Income (2)	52.43%	81.34%	1860.23%	-35.54%	-97.18%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

As indicated above, Net Financial income continued to improve during the quarter. The effective pricing policy implemented by the Bank, which successfully maintained a decreasing cost of funds in fixed rate deposits positively impacted the overall spread, given the increase in the CER index (mainly CPI). It is important to bear in mind that the structural term and rate mismatch in assets and liabilities of the financial system and of BBVA Banco Francés, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of the consumer price index, or CPI, vis-à-vis interest rates. While a significant part of the Bank’s risk assets accrue interest at a variable interest rate, adjusted by CER plus an interest rate, most liabilities accrue interest at a fixed rate, except for certain discount loans granted to BBVA Banco Francés by the Central Bank, the remaining portfolio of rescheduled deposits, known as CEDROS and the new CER adjusted deposits. During the June 2004 quarter the long CER adjusted position accrued interest at an 8.32% annual adjustment rate (CER) plus an average 3.5% fixed interest rate (totaling approx. 12%), while the funding cost of fixed rate deposits averaged 1.8%. We should note that such spread has shown a steady improvement during the last quarters, from a 3.3% accumulated CER adjustment, with an average 2.9% cost of funds in December 2003, to a 3.02% CER adjustment and an average 2.2% cost of funds during the March 2004 quarter.

Public Sector Exposure

During the present quarter BBVA Banco Frances reduced 5% (Ps. 405 million) its Public sector exposure. Total exposure to Public sector as of June 2004 - including loans and bonds - amounted to approximately Ps. 7,713 million.

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	30/06/04	31/03/04	30/06/03	31/03/04	30/06/03
- Loans to the Federal government & Provinces	6,057,751	6,020,123	6,696,668	0.63%	-9.54%
- Total bond portfolio	1,655,294	2,097,585	2,508,205	-21.09%	-34.00%
Compensatory bond	143,684	370,558	1,451,079	-61.22%	-90.10%
Compensatory bond to be credited	110,282	108,886	238,067	1.28%	-53.68%
Other government bonds	1,401,328	1,618,141	819,059	-13.40%	71.09%
- Total exposure to the Public Sector	7,713,045	8,117,708	9,204,873	-4.98%	-16.21%

The main factor in the reduction was: a) a decrease in Other government bonds, related to the cancellation, with guaranteed bonds (BOGAR), of the advances received from the Central Bank to acquire Government bonds on behalf of those depositors who had accepted the first swap option plan launched by the Government, and b) a decrease in the compensatory bond, mainly explained by the swap of dollar denominated Government bonds (BODEN 2012) for private sector loans, within the framework of the sale of Banco Francés Cayman and in accodance with the commitment agreed on with the Central Bank.

Total loan portfolio

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Net total loans	7,937,432	7,383,354	8,197,106	7.50%	-3.17%
Advances	301,982	152,790	116,442	97.65%	159.34%

Notes discounted and purchased	254,670	167,855	192,674	51.72%	32.18%
Consumer Mortgages	429,951	395,731	438,421	8.65%	-1.93%
Personal loans	118,745	103,221	112,307	15.04%	5.73%
Credit cards	238,887	207,907	133,622	14.90%	78.78%
Car secured loans	8,391	5,198	6,130	61.43%	36.88%
Loans to financial sector	9,938	5,832	69,274	70.40%	-85.65%
Loans to public sector	3,938,754	4,013,499	4,529,931	-1.86%	-13.05%
Other	627,901	364,652	903,131	72.19%	-30.48%
Unaccrued interest	(550)	(261)	(138)	110.73%	298.55%
Adjustment and accrued interest & exchange differences receivable	2,140,227	2,068,287	2,228,994	3.48%	-3.98%
Less: Allowance for loan losses	(131,464)	(101,357)	(533,682)	29.70%	-75.37%

Net private sector loan portfolio grew 38% during the second quarter of fiscal year 2004. It is important to note that private loan portfolio as of June 2004 was impacted by the aforementioned swap of assets. On excluding such effect, net private loan portfolio would show a 22% growth (Ps.294 million).

Commercial private sector loan portfolio continued with the same positive trend shown during the last quarters pushed by a 98% and a 52% growth in advances and notes discounted, respectively, in the corporate segment, while credit card financing and personal loans increased 15%, in the retail segment. The 8.7% increase in mortgage loans is related to the capitalization of accumulated CVS adjustment, given that since April 2004 the Bank began to accrue a fixed interest rate (with no adjustment) on the mortgage porfolio—in accordance to Law 25,713, Decree 117/04.

The 3.2% decrease in Net total portfolio, compared to the same quarter of the previous fiscal year, is explained by a 13% reduction in Public sector portfolio due to the exchange of provincial loans for peso denominated guaranteed bonds with an average term of 16 years (Bono Garantizado Decreto 1579/02).

Government and Private Securities

The following chart shows the total exposure of the Bank in government and private securities as of June 30, 2004, including repurchase agreement transactions. The decrease in Total bond portfolio compared to the previous quarter is mainly related to: a) a reduction in Other fixed income securities, related to the cancellation - with guaranteed bonds (BOGAR) - of the advances received from the Central Bank to acquire Government bonds on behalf of those depositors who had accepted the first swap option plan launched by the Government; b) a reduction in the Compensatory Bond - due to the swap of dollar denominated Government bonds (BODEN 2012) belonging to BBVA Banco Francés for private sector loans, and c) the effect of the valuation of bonds in investment account and other fixed income securities in accordance to Communication A 3911 of the Central Bank. Communication A 3911 provides that Federal Government Secured Loans, Government bonds and other unlisted Government securities and loans must be booked at the lowest of: i) the technical value (amount that should be adjusted by CER, if applicable, plus interest accrued pursuant to the conditions of issuance), and ii) the present value of future cash flows at a discount rate set by the Central Bank (3.25% until July 2004). The difference between both valuations should be accounted for in a balancing account. As of June 2004, the application of such regulation has had no impact in the Income Statement.

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Holdings	1,738,122	1,647,957	2,111,452	5.47%	-17.68%
Trading	29,716	27,887	196,711	6.56%	-84.89%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	655,385	138,940	138,363	371.70%	373.67%
Investment Accounts( RML)	—	—	—	—	—
Investment accounts - Compensatory bond	143,684	370,558	1,451,076	-61.22%	-90.10%
Other fixed income securities	909,337	1,110,572	325,302	-18.12%	179.54%
Repurchase Agreements	—	493,054	535,009	-100.00%	-100.00%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	—	493,054	535,009	-100.00%	-100.00%
Trading (Reverse repo)	—	—	—	—	—
Net Position	1,738,122	2,141,011	2,646,461	-18.82%	-34.32%
Trading	29,716	27,887	196,711	6.56%	-84.89%
Investment Accounts	655,385	631,994	673,372	3.70%	-2.67%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	143,684	370,558	1,451,076	-61.22%	-90.10%
Other fixed income securities	909,337	1,110,572	325,302	-18.12%	179.54%

NB: The present chart includes the Compensatory bond received as of June 2004 - BODEN 2012. The remaining Compensatory bond to be received is accounted for in Other banking receivables until it has been credited.

Net Position in Other fixed income securities as of June 2004 includes $189.7 million of Private Bonds

Income from Securities and Short-Term Investments

Income from securities and short-term investments registered a Ps.9.4 million gain in the quarter ended June 30, 2004, compared to a Ps.18.8 million gain in the previous quarter. The decrease is mainly explained by higher earnings registered in the previous quarter related to the sale of a LEBAC (Central Bank bills) portfolio and a one-time CVS adjustment in assets under financial trusts partly offset by higher CER adjustment.

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Income from securities and short-term investments	9,415	18,803	21,006	-49.93%	-55.18%
Trading account	1,412	8,048	741	-82.46%	90.44%
Investment account	—	—	9,215	—	-100.00%
Investment account - Compensatory bond	1,064	1,018	5,822	4.49%	-81.73%
Other fixed income securities	6,939	9,737	5,228	-28.73%	32.72%

CER adjustment	15,829	8,457	1,193	87.17%	1227.11%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	15,829	8,457	1,193	87.17%	1227.11%

The decrease in Income from securities and short-term investments compared to the figure posted in the June 2003 quarter is mainly due to a higher compensatory bond holding posted in the same quarter of previous fiscal year.

Funding Sources

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Total deposits	7,399,519	7,115,453	6,358,815	3.99%	16.37%
Current accounts	2,400,939	2,515,790	1,594,877	-4.57%	50.54%
Peso denominated	2,335,010	2,459,732	1,591,537	-5.07%	46.71%
Foreign currency	65,929	56,058	3,340	17.61%	1873.92%
Savings accounts	1,512,457	1,308,481	711,382	15.59%	112.61%
Peso denominated	1,165,350	1,024,325	711,108	13.77%	63.88%
Foreign currency	347,107	284,156	274	22.15%	—
Time deposits	3,300,596	3,087,228	3,941,199	6.91%	-16.25%
Peso denominated	3,096,545	2,966,818	3,896,293	4.37%	-20.53%
Foreign currency	204,051	120,410	44,906	69.46%	354.40%
Other	185,527	203,954	111,357	-9.03%	66.61%
Peso denominated	141,598	161,117	63,048	-12.11%	124.59%
Foreign currency	43,929	42,837	48,309	2.55%	-9.07%

Rescheduled deposits	918,609	978,609	1,223,160	-6.13%	-24.90%
Peso denominated	918,609	978,609	1,223,160	-6.13%	-24.90%
Foreign currency	—	—	—	—	—

Total deposits + Rescheduled deposits & CEDROS	8,318,128	8,094,062	7,581,975	2.77%	9.71%

BBVA Banco Francés is the leading private sector bank measured by deposits with a 10.2% market share in private sector deposits as of June 30, 2004.

Since July 2002 new deposits in the financial system have shown a sustained growth. As previously mentioned during the June 2004 quarter growth was led by public sector due to heavy tax deadlines and increased fiscal solvency. Private sector peso and dollar denominated deposits (excluding rescheduled funds) grew 1.9% (Ps.1.3 billion), while the rescheduled portfolio continued to decline Ps.720 million. Likewise, the Bank’s total deposits increased 2.8%, mainly driven by a 15.6% (Ps. 204 million) and a 6.9% (Ps. 213 million) growth in saving account and time deposits, respectively, partly offset by a 5% decrease in sight accounts. The decrease in rescheduled deposits is mainly related to the payment of legal injunctions and the scheduled maturity of those funds. Foreign currency denominated deposits in the Bank amounted to Ps.661 million, with a 31.3% increase compared to March 31, 2004.

Other Funding Sources

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Lines from other banks	599,750	385,301	1,302,375	55.66%	-53.95%
Loans from the Central Bank	1,821,815	1,846,780	1,829,106	-1.35%	-0.40%
Other loans from the Central Bank	42,381	345,150	225,167	-87.72%	-81.18%
Repo agreements	—	299,736	294,853	-100.00%	-100.00%
Negotiable Obligations	341,041	349,602	381,433	-2.45%	-10.59%
Other banking liabilities	2,804,987	3,226,569	4,032,934	-13.07%	-30.45%
Subordinated Debt	69,246	66,091	134,793	4.77%	-48.63%

Total other funding sources	2,874,233	3,292,660	4,167,727	-12.71%	-31.04%

Changes shown in the above chart are affected by the depreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received during the 2002 liquidity crisis. In addition, the Bank received loans from the Central Bank mainly related to the acquisition of government bonds (BODEN 2012) necessary to be delivered to depositors that participated in Swap I, which were cancelled during the present quarter. Furthermore, rediscounts from the Central Bank continue to decrease in accordance to the seventy-repayment installments schedule, which began in March 2004.

Other dollar funding sources

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of dollars	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Lines from other banks	188,385	133,906	456,055	40.68%	-58.69%
Negotiable Obligations	115,189	122,453	135,862	-5.93%	-15.22%
Repo agreements	—	104,986	105,023	-100.00%	-100.00%
Other banking liabilities	303,574	361,345	696,941	-15.99%	-56.44%
Subordinated Debt	20,227	20,000	20,231	1.13%	-0.02%
Total other funding sources	323,800	381,345	717,172	-15.09%	-54.85%

Foreign currency funding sources, expressed in dollars, are shown in the above chart. During the present quarter the Bank cancelled a US$102.9 million repo agreement granted by BBVA and accounted for a new US$64 million loan registered in Lines from other banks. Furthermore, the decrease in negotiable obligations is related to the scheduled amortization of a Floating Rate Note (FRN), which was restructured in October 2003 for an average term of almost four years and and an average cost of 1.35% over LIBOR.

Likewise, the decrease as compared to the same quarter of previous fiscal year is mainly explained by the sale of Banco Francés Cayman and to the payments made on the aforementioned FRN.

Asset Quality

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Nonaccrual financing (1)	192,400	182,528	1,201,110	5.41%	-83.98%
Allowances	160,444	126,189	779,482	27.15%	-79.42%
Nonaccrual financing/ total financing	2.16%	2.23%	12.23%	-2.76%	-82.31%
Allowances /nonaccrual financing	83.39%	69.13%	64.90%	20.62%	28.50%

Total financing includes loans and Other banking receivables and Guarantees granted by the Bank

(1)	Nonaccrual financing include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The non-performing ratio considering Total Financing (that is, loans, corporate senior debt purchased and guarantees granted by the Bank) reached 2.16% as of June 30, 2004, with a coverage ratio of 83.39%.

The following chart shows the evolution of Allowance for loan losses, which includes allowances related to Other banking receivables.

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in thousands of pesos except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Balance at the beginning of the quarter	114,377	425,736	734,771	-73.13%	-84.43%
Increase	1,671	18,753	15,534	91.09%	-89.24%
Exchange difference - Foreign trade loans	—	(498)	(360)	100.00%	-100.00%
Provision increase/decrease – Exchange rate difference	192	(7,167)	(17,945)	-102.68%	-101.07%
Decrease	30,391	(322,447)	(119,393)	-109.43%	-125.45%
Balance at the end of the quarter	146,631	114,377	612,607	28.20%	-76.06%

The Increase stands for loan loss provisions accounted for during the quarter. In turn, the positive result shown in the Decrease account is mainly explained by the write-offs of the quarter (Ps. 18 million), which were more than offset by the accounting for of those provision on the commercial loans swaped during the quarter.

Income from services net of other operating expenses

Net income from Services increased 4.3% and 25.7% compared to the previous quarter and to the same quarter of previous fiscal year, respectively.

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
Nominal figures in $ thousands except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Net income from services	70,336	67,467	55,976	4.25%	25.65%

Service charge income	82,366	78,498	64,518	4.93%	27.66%
Service charges on deposits accounts	30,566	30,269	25,282	0.98%	20.90%
Credit and operations	15,330	15,932	11,752	-3.78%	30.45%
Insurance	3,238	3,056	2,231	5.95%	45.16%
Capital markets and securities activities	1,927	2,416	4,235	-20.23%	-54.50%
Fees related to Foreign trade	6,401	5,419	4,145	18.12%	54.42%
Other fees	24,905	21,407	16,873	16.34%	47.60%

Services Charge expense	(12,030)	(11,031)	(8,542)	9.05%	40.83%

The Bank continues to capitalize its strength in the transactional business with a steady increase in Net income from services. It is important to note that the increase in economic activity is now being reflected in fees such as foreign trade fees – which increased 18.1% - and fees related to the collection of bills of exchange – included in Other fees. Once again, fees related to the sales of insurance policies showed a positive performance, growing 6% during the quarter.

Fees related to foreign currency exchange transactions are not accounted for in Net income from services but in Net financial income. As of June 2004 such fees amounted to approximately Ps.18.1 million, compared to Ps.17.1 million registered in the previous quarter. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch and ATM network as well as over the Internet, and the Bank has most recently started to sell and purchase Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
Nominal figures in $ thousands except percentages	06/30/04	03/31/04	06/30/03	03/31/04	06/30/03
Adminitrative expenses	(118,926)	(126,676)	(134,327)	-6.12%	-11.47%

Personnel expenses	(57,377)	(60,534)	(60,565)	-5.22%	-5.26%
Electricity and Communications	(3,356)	(4,824)	(4,400)	-30.43%	-23.73%
Advertising and Promotion	(6,142)	(6,167)	(4,863)	-0.41%	26.30%
Honoraries	(5,686)	(4,110)	(6,504)	38.35%	-12.58%
Taxes	(3,709)	(5,056)	(3,867)	-26.64%	-4.09%
Organization and development expenses	(6,483)	(7,729)	(13,233)	-16.12%	-51.01%
Amortizations	(8,003)	(9,296)	(13,171)	-13.91%	-39.24%
Other	(28,170)	(28,960)	(27,724)	-2.73%	1.61%

Administrative expenses decreased 6.1% and 11.5% compared to the March 2004 and June 2003 quarters, respectively.

The decrease in Administrative expenses compared to the previous quarter is mainly explained by lower Personnel expenses, a decrease in Electricity and communication, Organization and development expenses and Amortizations.

The Bank is still highly committed to cost control and improved efficiency and maintains these goals for fiscal year 2004. As of June 30, 2004, the Bank had 3,628 employees – including consolidated companies except for the Consolidar Group - and a network of 231 consumer branches, 28 branches specialized in the middle-market segment, and 39 offices of Credilogros.

Other Income/expenses

Other income/expenses for the second quarter reflected a Ps.117.2 million loss, against a Ps.127.9 million gain registered in the previous quarter. It is important to note that while March 2004 figures included the positive effect of the reversal of provisions made during previous quarters to cover the balance of deferred tax registered under Other Receivables, June 2004 quarter includes general provisions and a Ps.50 million charge related to the amortization of the loss derived from the payment of deposits under judicial injunctions.

Income from equity investments

Income from equity investments sets forth net income from related companies, which do not require consolidation, including mainly the Consolidar Group. As of June 30, 2004, the Bank registered a Ps.6.6 million gain for its stake in the Consolidar Group.

Capitalization

	Quarter ended		% Change vs.
in thousands of pesos except percentages	06/30/04	03/31/04	03/31/04
Central Bank Minimun Capital Requirements	419,227	459,913	-8.85%
Allocated to Asset at Risk	172,729	195,311	-11.56%
Allocated to Inmobilized Assets	152,962	167,837	-8.86%
Market Risk	12,552	8,573	46.41%
Interest Rate Risk	46,649	49,991	-6.69%
Loans to Public Sector and Securities in Investment	34,335	38,201	-10.12%
Bank Capital Calculated under Central Bank Rules	1,302,862	1,397,149	-6.75%
Core Capital	1,342,699	1,438,129	-6.64%
Supplemental Capital	(36,140)	(24,075)	50.11%
Deductions	(169,853)	(180,009)	-5.64%
Minority Interest	166,156	163,104	1.87%
Excess over Required Capital	883,635	937,236	-5.72%

As of June 30, 2004 BBVA Banco Francés had Ps.1,298 million in total networth with an excess of Ps.884 over minimum capital requirements in accordance to Central Bank regulations.

Total Networth decrease is mainly explained by the CER vs. CVS adjustment. Financial institutions suffered losses pending compensation related to the differences resulting from the substitution of the Reference Stabilization Index (CER) by the Salary Variation Index (CVS) for the adjustment of certain mortgages, personal and car secured loans. The compensation for these losses was approved by Congress and the Central Bank issued the regulation applicable to the determination of the amount of compensation. Financial institutions had to communicate their election to accept such compensation procedure by May 18, 2004. With the acceptance of the compensation procedure, each financial institution would waive its right to demand any future compensation in relation to the enforcement of the applicable law and regulations. BBVA Banco Frances filed a note before the Central Bank and the Ministry of Economy by which it accepted the mentioned compensation procedure, subjet to the approval by the Central Bank of the methodology carried out by the Bank, and charged such loss to the account “Income (loss) adjustment to prior – year” under Stockholders Equity.

Additional information

	Quarter ended			% Change Qtr ended 06/30/04 vs. Qtr ended
in pesos except percentages	30/06/04	31/03/04	30/06/03	31/03/04	30/06/03
- Exchange rate	2.9607	2.8550	2.8075	3.70%	5.46%
- Quarterly CER adjustment (CPI)	2.08%	0.76%	0.44%	175.19%	373.01%

Recent developments

•	On July 13, 2004, the Supreme Court ruled against the claim filed by depositor “CABRERA, GERÓNIMO RAFAEL c/ P.E.N. s/ AMPARO”, who exercised his rights under the scope of the Public Emergency regulations, and received part of his rescheduled deposits in pesos waiving his right to make any further claim for the free exchange rate differences. The Supreme Court rejected the exchange rate difference claimed by the depositor, based on the theory which states that “a voluntary submission to a regulatory framework, hinders its further contestation based on constitutional rights” (Teoría de los Actos Propios”).

As of the date of the present press release, there is no unified enforcement of this ruling by lower courts.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for Banco Francés’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, Banco Francés’s annual report on Form 20-F and exhibits thereto. Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this second quarter earnings will be held on Thursday, August 12, at 2:30 p.m. New York time - 3:30 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2665 at least 5 minutes prior to our conference. Confirmation code: 915049. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of $)	06/30/04	03/31/04	12/31/03	06/30/03
ASSETS :
Cash and due from banks	1,403,253	1,713,444	1,543,132	1,134,676
Government and Private Securities	1,551,973	1,508,037	2,562,742	1,832,656
- Investment account	799,069	509,497	1,174,901	1,589,442
- Trading account (listed securities)	23,674	12,134	313,733	101,341
- Unlisted	780,767	1,032,572	1,066,840	140,229
- Listed Private Securities	3,553	7,024	7,268	1,644
Less: Allowances	(55,090)	(53,190)	—	—
Loans	7,937,432	7,383,354	7,596,676	8,197,106
- Advances	301,982	152,790	154,098	116,442
- Notes discounted and purchased	254,670	167,855	200,061	192,674
- Secured with mortgages	429,951	395,731	415,885	438,421
- Car secured loans	8,391	5,198	5,390	6,130
- Credit cards	238,887	207,907	192,099	133,622
- Loans to financial sector	9,938	5,832	77,558	69,274
- Loans to public sector	3,938,754	4,013,499	3,934,954	4,529,931
- Other	746,646	467,873	956,954	1,015,438
Less: Unaccrued interest	(550)	(261)	(298)	(138)
Plus: Interest & FX differences receivable	2,140,227	2,068,287	2,016,131	2,228,994
Less: Allowance for loan losses	(131,464)	(101,357)	(356,156)	(533,682)
Other banking receivables	783,061	1,257,150	1,589,511	1,557,725
- Compensatory Bond	110,282	108,886	250,149	238,067
- Repurchase agreements	—	493,054	557,270	535,009
- Unlisted private securities	157,605	108,772	223,830	197,453
- Unlisted Private securities :Trustees	28,545	31,148	76,496	81,343
- Other banking receivables	501,796	528,310	551,346	584,778
- Less: provisions	(15,167)	(13,020)	(69,580)	(78,925)
Investments in other companies	241,212	233,811	229,030	244,849
Intangible assets	871,003	884,249	905,616	939,161
- Goodwill	35,403	37,060	38,718	42,504
- Organization and development charges	46,026	51,097	55,341	82,895
- Assets related to legal injunctions	789,574	796,092	811,557	813,762
Other assets	579,890	619,863	794,602	982,710

Total assets	13,367,824	13,599,908	15,221,309	14,888,883

	06/30/04	03/31/04	12/31/03	06/30/03
LIABILITIES:
Deposits	8,318,128	8,094,062	8,191,187	7,581,975
- Demand deposits	2,400,939	2,515,790	2,263,190	1,594,877
- Saving accounts	1,512,457	1,308,481	1,167,438	711,382
- Time deposits	3,300,596	3,087,228	3,552,037	3,941,199
- Rescheduled deposits - CEDROS	918,609	978,609	1,043,539	1,223,160
- Other deposits	185,527	203,954	164,983	111,357
Other banking Liabilities	3,250,603	3,630,027	4,565,902	4,577,151
Other provisions	345,513	313,006	467,870	674,737
- Other contingencies	332,693	301,940	423,926	494,314
- Guarantees	12,820	11,066	43,944	180,423
Subordinated debt	69,246	66,091	68,077	74,793
Other liabilities	65,942	68,575	156,787	90,974
Minority interest	20,222	20,351	21,089	24,284

Total liabilities	12,069,654	12,192,112	13,470,912	13,023,914

Total stockholders´equity	1,298,170	1,407,796	1,750,397	1,864,969

Total liabilities + stockholders’ equity	13,367,824	13,599,908	15,221,309	14,888,883

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	06/30/04	03/31/04	12/31/03	06/30/03
INCOME STATEMENT
Financial income	284,145	193,501	180,350	272,406
- Interest on Cash and Due from Banks	2,618	2,556	2,784	2,681
- Interest on Loans Granted to the Financial Sec.	94	66	167	607
- Interest on Overdraft	5,810	5,352	5,307	8,057
- Interest on Notes discounted and purchased	1,844	1,799	(79)	2,088
- Interest on mortgages	11,425	11,463	11,434	12,110
- Interest on car secured loans	258	187	159	173
- Interest on Credit Card Loans	4,197	4,972	4,348	9,942
- Interest on Other Loans	22,914	22,153	24,554	30,529
- Income from securities and short term investments	9,415	18,803	(21,267)	21,006
- Interest on Government guaranteed loans Decreet1387/01	54,855	37,943	58,889	51,789
- From Other Banking receivables	1,661	1,440	1,626	1,916
- CER	129,059	51,626	58,480	51,820
- CVS	13,190	24,518	44,667	—
- Foreign exchange difference	26,235	10,208	—	—
- Other	570	415	(10,719)	79,688
Financial expenses	(127,654)	(105,232)	(108,503)	(321,161)
- Interest on Current Account Deposits	(5,159)	(3,289)	(4,014)	(5,182)
- Interest on Saving Account Deposits	(911)	(1,374)	(1,300)	(1,088)
- Interest on Time Deposits	(23,016)	(29,998)	(40,071)	(161,236)
- Interest on Other Banking Liabilities	(4,993)	(6,218)	(18,176)	(23,893)
- Other interests (includes Central Bank)	(24,324)	(24,806)	(26,001)	(38,563)
- Mandatory contributions and taxes on interest income	(12,059)	(12,631)	(13,282)	(5,968)
- CER	(56,611)	(24,691)	(29,606)	(1,657)
- Foreign exchange difference	—	—	35,093	(81,905)
- Other	(581)	(2,225)	(11,146)	(1,669)
Net financial income	156,491	88,269	71,847	(48,755)
Provision for loan losses	(1,671)	(18,753)	8,166	(15,534)
Income from services, net of other operating expenses	70,336	67,467	64,098	55,976
Administrative expenses	(118,926)	(126,676)	(141,005)	(134,327)
Income (loss) from equity investments	8,197	19,082	(20,855)	2,658
Net Other income	(117,238)	127,893	(63,493)	265,564
Income (loss) from minority interest	129	736	2,146	631
Income before tax	(2,682)	158,018	(79,096)	126,213
Income tax	(11,514)	(188,351)	(507)	(133,435)

Net income	(14,196)	(30,333)	(79,603)	(7,222)

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

in thousands of $	06/30/04	03/31/04	12/31/03	06/30/03
ASSETS :
Cash and due from banks	1,403,253	1,713,444	1,398,612	1,112,140
Government and Private Securities	1,551,973	1,508,037	1,910,429	740,555
Less: Allowances	(55,090)	(53,190)	—	—
Loans	7,937,432	7,383,354	5,939,446	6,614,257
- Advances	301,982	152,790	154,039	115,785
- Notes discounted and purchased	254,670	167,855	199,700	192,329
- Secured with mortgages	429,951	395,731	415,870	438,399
- Car secured loans	8,391	5,198	4,856	5,619
- Personal loans	118,745	103,221	104,411	112,307
- Credit cards	238,887	207,907	192,029	133,518
- Loans to financial sector	9,938	5,832	37,434	11,978
- Loans to public sector	3,938,754	4,013,499	2,897,351	3,492,328
- Other	746,646	467,873	956,954	1,015,438
Less: Unaccrued interest	(550)	(261)	(298)	(138)
Plus: Interest & FX differences receivable	2,140,227	2,068,287	1,437,667	1,668,952
Less: Allowance for loan losses	(131,464)	(101,357)	(356,156)	(459,951)
Other banking receivables	783,061	1,257,150	1,539,153	1,466,304
- Compensatory Bond	110,282	108,886	250,149	238,067
- Repurchase agreements	—	493,054	557,270	535,009
- Unlisted private securities	157,605	108,772	223,830	168,870
- Unlisted Private securities :Trustees	28,545	31,148	76,496	81,343
- Other banking receivables	501,796	528,310	500,988	500,502
- Less: provisions	(15,167)	(13,020)	(69,580)	(57,487)
Investments in other companies	241,212	233,811	1,666,373	1,595,565
Intangible assets	871,003	884,249	905,616	939,161
- Goodwill	35,403	37,060	38,718	42,504
- Organization and development charges	46,026	51,097	55,341	82,895
- Assets related to legal injunctions	789,574	796,092	811,557	813,762
Other assets	579,890	619,863	792,788	981,697

Total assets	13,367,824	13,599,908	14,152,417	13,449,679

	06/30/04	03/31/04	12/31/03	06/30/03
LIABILITIES:
Deposits	8,318,128	8,094,062	7,659,108	6,985,902
- Demand deposits	2,400,939	2,515,790	2,004,198	1,356,629
- Saving accounts	1,512,457	1,308,481	1,167,438	711,382
- Time deposits	3,300,596	3,087,228	3,280,797	3,583,463
- Rescheduled deposits - CEDROS	918,609	978,609	1,043,539	1,223,160
- Other deposits	185,527	203,954	163,136	111,268
Other banking Liabilities	3,250,603	3,630,027	4,030,824	3,893,487
Other provisions	345,513	313,006	467,710	516,321
- Other contingencies	332,693	301,940	423,766	335,898
- Guarantees	12,820	11,066	43,944	180,423
Subordinated debt	69,246	66,091	68,077	74,793
Other liabilities	65,942	68,575	155,212	89,923
Minority interest	20,222	20,351	21,089	24,284

Total liabilities	12,069,654	12,192,112	12,402,020	11,584,710

Total stockholders´equity	1,298,170	1,407,796	1,750,397	1,864,969

Total liabilities + stockholders’ equity	13,367,824	13,599,908	14,152,417	13,449,679

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06/30/04	03/31/04	12/31/03	06/30/03
ASSETS
Cash and due from banks	1,438,298	1,746,811	1,639,154	1,199,862
Government Securities	2,188,583	2,128,472	3,042,451	2,032,464
Loans	8,678,493	8,121,174	8,336,352	8,911,616
Other banking receivables	825,892	1,311,132	1,611,034	1,565,267
Investments in other companies	45,240	43,608	42,630	44,496
Other assets	1,598,821	1,658,864	1,864,638	2,114,939

TOTAL ASSETS	14,775,327	15,010,061	16,536,259	15,868,644

	06/30/04	03/31/04	12/31/03	06/30/03
LIABILITIES
Deposits	8,164,745	7,958,821	8,078,216	7,336,280
Other banking liabilities	3,269,172	3,688,814	4,592,484	4,600,570
Other liabilities	1,877,084	1,791,524	1,954,129	1,895,756
Minority interest	166,156	163,106	161,033	171,069

TOTAL LIABILITIES	13,477,157	13,602,265	14,785,862	14,003,675

TOTAL STOCKHOLDERS´EQUITY	1,298,170	1,407,796	1,750,397	1,864,969

STOCKHOLDERS´EQUITY + LIABILITIES	14,775,327	15,010,061	16,536,259	15,868,644

	06/30/04	03/31/04	12/31/03	06/30/03
NET INCOME
Net Financial Income	192,879	125,998	119,982	(21,932)
Provision for loan losses	(1,671)	(18,753)	8,166	(15,534)
Net Income from Services	126,561	127,881	111,541	94,486
Administrative expenses	(159,227)	(165,833)	(184,218)	(165,619)
Net Other Income	(156,018)	94,766	(143,693)	237,666
Income (loss) from minority interest	(3,833)	(2,074)	11,108	(927)

Income before tax	(1,309)	161,985	(77,114)	126,773

Income tax	(12,887)	(192,318)	(2,489)	(133,995)

Net income	(14,196)	(30,333)	(79,603)	(7,222)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2004	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer